Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: June 24, 2015

 Brussels, June 24, 2015

 Cautionary notices    NO OFFER OR SOLICITATION This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC  In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

 Cautionary notices continued  FORWARD-LOOKING STATEMENTS This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold or Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’ s or Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s or Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s or Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

 Ahold and Delhaize announce intention to merge  Dick BoerCEO of Royal Ahold

 Agenda  Introducing Ahold Delhaize Dick BoerTerms of the transaction Dick BoerStrategic rationale Dick BoerDelivering value for all stakeholders Frans MullerClosing remarks Frans MullerQ&A

 Introducing Ahold Delhaize  Merger of equals which forms a complementary base of more than 6,500 stores, with enhanced scale across regions, characterized by trusted brands with strong local identities Serving over 50 million customers in the United States and Europe per week*Enables accelerated innovation and an ability to leverage own brands and expertise to bring better value and choice, delivering a better shopping experience for customersCreates significant value with anticipated run-rate synergies of €500 million per year, to be fully realized in the third year after completion Highly cash generative businesses will allow Ahold Delhaize to continue to invest in future growth and deliver attractive returns to shareholdersBalanced governance structure  * Excluding joint ventures

Key terms of the transaction

Financial Terms	» 4.75 Ahold shares for each Delhaize share » Ahold to terminate ongoing share buyback programme; €1 billion to be returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the transaction » Pro-forma ownership after completion circa: Delhaize 39% / Ahold 61%
Transaction Structure	» Cross-border merger of Ahold and Delhaize; Ahold to be ongoing listed entity » Listing on Euronext Amsterdam and Euronext Brussels post completion of the merger
Timetable	» Ahold and Delhaize Extraordinary Shareholder Meetings H1 2016 » Completion mid 2016

7

 Governance Structure    (1) Including Indonesia.  Supervisory Board  Management Board  Key Positions  Composition  Jacques de Vaucleroy Vice Chairman  Jan HommenVice Chairman  RemunerationCommittee Chair  Delhaize  Ahold   Audit/FinanceCommittee Chair  Governance/Nomination Committee Chair  Sustainability/Innovation Committee Chair  7 Members  7 Members  Frans MullerDeputy CEO and Chief Integration Officer  Dick BoerGroup CEO  Pierre BouchutCOO Europe(1)  Jeff CarrGroup CFO  3 Members  3 Members  James McCannCOO Ahold USA  Kevin HoltCOO Delhaize America  Mats JanssonChairman

Transaction structure



Ahold
Delhaize Shareholders
Ahold Shares
Delhaize
Merger
Ahold Shareholders
Delhaize Shareholders
61%¹
39%¹
Ahold Delhaize
Ahold and Delhaize Subsidiaries

- Pre-closing capital return of €1billion to Ahold shareholders
- Execution of a cross-border merger with Ahold as the ongoing listed entity
- Under the merger, Delhaize shareholders will receive 4.75 Ahold shares for each Delhaize share
- Ahold to be renamed "Ahold Delhaize"
- Ahold Delhaize will have listings in Amsterdam and Brussels

[1] Indicative share ownership based on €1bn capital return at market prior to completion

9

 Compelling strategic rationale  Driving increased customer relevance, innovation and sustainable growth    Merger to form a stronger, bigger, more innovative company with market-leading retail offerings and strong, trusted local brandsCombination of two companies with complementary cultures, similar values and neighboring geographies, as well as a shared focus on the customerWill create a superior customer offering with enhanced choices in products, services and shopping anytime, anywhereThe combined business will offer an even better place to work for associates as well as a continued commitment to the local communities it servesA strong financial profile will enable Ahold Delhaize to fund continued innovation and investment in future growth to deliver attractive returns to shareholders

Combining strong heritage, similar values and a shared focus on the customer

» Ahold and Delhaize have a long track record of mutually beneficial relationships with suppliers
» Committed to engaging with suppliers and ensuring seamless transition

» Significant value creation via synergies
» Strong cash flow
» Expected dividend policy: 40-50% pay-out ratio


Suppliers
Share-holders
Customers:
Enhanced Customer Proposition
Associates
Communities

» Full commitment to social agreements and plans
» Significant opportunities to build long-term successful careers

» Shared heritage and common values
» Combined scale, skills and experience
» Increased impact by combining CSR programmes

11

 Comparable business profiles with strong, trusted local brands  Bringing together two complementary businesses  Note: Sales, Underlying Operating Income, Stores and Employees 2014 excludes JVs i.e. JMR for Ahold in Portugal and Super Indo for Delhaize in Indonesia              Net Sales€32.8bn  Underlying Operating Income€1.3bnwith underlying margin of 3.9%  Free cash flow€1.1bn  Market cap€15.8bn  Stores worldwide3,206  Employees worldwide227,000  Net Sales€21.4bn  Underlying Operating Income€0.8bnwith underlying margin of 3.6%  Free cash flow€0.8bn  Market cap€9.1bn  Stores worldwide3,280  Employees worldwide143,000

Enhanced scale to meet evolving customers' needs

Serving over 50 million customers weekly across expanded geographic reach

Over 6,500 multi-format stores	Leading positions in key regions	Over 50 million customers in U.S. and Europe per week	€54.1bn Aggregated sales 2014



ME
VT
NH
MA
NY
RI
CT
PA
NJ
DC
DE
WV
MD
VA
KY
NC
TN
SC
GA
Netherlands
Belgium
Luxembourg
Czech Republic
Romania
Serbia
Greece
Ahold Presence[1]
Delhaize Presence[1]
Ahold + Delhaize Presence

Source: Ahold and Delhaize 2014 annual reports, company websites
[1] Excludes JVs i.e. JMR for Ahold in Portugal and Super Indo for Delhaize in Indonesia

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 Strong brands and leading online propositions  Source: Ahold and Delhaize 2014 annual reportsNote: Excludes JVs i.e. JMR for Ahold in Portugal and Super Indo for Delhaize in Indonesia  U.S.    Benelux    Central and South-Eastern Europe    €32.9bn sales  €16.6bn sales  €4.6bn sales      Online    Ahold  Delhaize

 Delivering value to all stakeholders  Frans MullerCEO of Delhaize Group

Delivering a superior customer offering

Enhanced choices in products, services and shopping anytime, anywhere


Channels
Convenience stores
shop'n go
Specialty Stores
etos
Compact Hypers
albert
Gasoline Stations
Pick-up Points
hannaford to go
Supermarkets
Hannaford
Giant
GIANT
FOOD LION
Home Delivery

- Expanding and innovating the range of **high-quality goods and services** at competitive prices
- Providing a **broader selection** in own brand products and wider range of store formats
- Offering **more and easier ways to shop in stores and online**, with pick-up points and home delivery, both in food and non food
- **Great locations** and real estate across the combined network
- **Longstanding relationships** with affiliates/franchisees in both Belgium and the Netherlands

16

 Creating an even better place to work for associates  Best of both     Bringing together the best of both cultures, management practices and business processes, making Ahold Delhaize a better, more attractive place to work              Great Talent    Combining talented and committed associates from both organizations to create a dynamic, engaged and high performing work force                     Compelling Opportunities    Larger, more diverse company will offer compelling career development opportunities   Building on similar values and heritage of family entrepreneurship

 Increasing the impact of our CSR and sustainability programs  Better serving our communities  Ahold Vision  Delhaize Vision  Leveraging our combined scale, skills and values Driving actions, innovation and impactCreating further commercial benefit from the combined efforts  Being responsible is integral to our business Together we can make a bigger impact on our communitiesWe have defined five priority areas for our stakeholders

Attractive combined financial profile

Strong financial profile which will be further enhanced by synergies over time

» Aggregated sales of €54.1 billion further enhances scale, enabling Ahold Delhaize to better compete in its key regions, invest in innovation and meet evolving customer needs

	Ahold	+	Delhaize	+	Synergies	=	PF Ahold Delhaize
Sales	€32.8bn	+	€21.4bn			=	€54.1bn
Underlying EBITDA	€2,146m	+	€1,339m	+	€500m[4]	=	€3,985m
Underlying EBIT	€1,267m	+	€762m	+	€500m[4]	=	€2,529m
Net Income	€791m[1]	+	€189m[2]	+	€360m[4]	=	€1,340m
Net Debt[3]	€1,311m	+	€997m			=	€2,308m
Adjusted Net Debt / Underlying EBITDAR[5]	1.9x	+	1.3x			=	1.7x

Transaction expected to be earnings accretive within 12 months after completion

Source: Ahold and Delhaize 2014 annual reports, based on their respective accounting definitions

[1] Represents net income , excluding losses from discontinued operations.

[2] Represents net profit from continued operations.

[3] Represents reported net debt as at end of Q4 2014 – net debt as per Ahold and Delhaize respective definitions

[4] Run-rate synergies expected to be fully realised in the third year after completion. Post tax synergies assuming a marginal tax rate of 28%

[5] Based on S&P NPV adjustment to debt for operating leases and underlying EBITDAR per 2014 annual accounts.

19

* Excluding transaction fees  Direct Sourcing50-60%  Indirect Sourcing15-20%  General & Administrative and Other25-30%    Focused integration team  Clear governance and accountability      €500 million of run-rate synergies in 3 years after completion 40% in year 1 80% in year 2100% in year 3€350m of one-off costs*  Creating value through realizing cost synergies

 Strong cash flow generation  Free Cash Flow³ 2012-14A (€m)   Source: Ahold and Delhaize Annual Reports1 Based on reported net debt and underlying EBITDA as at end of Q4 2014² Based on S&P NPV adjustment to debt for operating leases and underlying EBITDAR per 2014 annual accounts³ Reported free cash flow in 2014 Annual Reports, based on their respective accounting definitions  Strong PF free cash flow generation (over €1.8bn) in 2014Strong balance sheet with PF net debt / EBITDA of 0.7x¹ and PF lease adjusted net debt / EBITDAR of 1.7x²Ahold Delhaize will take a balanced approach to investing in profitable growth and returning excess liquidity to its shareholders  Strong and consistent cash generation driven by stable earnings and capital discipline        Ahold      Delhaize    % of sales

 Realizing significant synergies and investing in long term growth  Delivering long term value for shareholders  Highly cash generative businesses, enabling Ahold Delhaize to invest in future growth and deliver attractive returns to shareholdersAnticipated run-rate synergies of €500 million per annum, to be fully realized in the third year after completionOne-off costs of €350 million required to achieve synergiesExpected to be earnings accretive in first year after completionAhold Delhaize is currently expected to adopt a dividend policy of a payout of 40-50% of adjusted net income

 Ahold Delhaize: an exciting future together  Focused management team to achieve synergiesCreating a stronger, international food retailer and delivering value for all stakeholdersA superior customer offeringAttractive opportunities for our associatesBetter serving our communitiesA compelling value proposition for shareholders

 Q&A  Dick Boer, CEO of Royal AholdFrans Muller, CEO of Delhaize GroupJeff Carr, CFO of Royal AholdPierre Bouchut, CFO of Delhaize Group